EXHIBIT 28

COMPUTER SCIENCES CORPORATION
REVENUES BY MARKET SECTOR
(In millions)

	First Quarter Ended		% of Total
	June 29, 2001	June 30, 2000	Fiscal 2002	Fiscal 2001

U.S. commercial	$ 1,054.8	$ 980.8	39%	40%
Europe	682.3	572.2	25	23
Other International	303.3	262.5	11	11
Global Commercial	2,040.4	1,815.5	75	74

Department of Defense	410.6	412.9	15	17
Civil agencies	262.6	234.9	10	9
U.S. federal government	673.2	647.8	25	26
	$2,713.6 ======	$2,463.3 ======	100% ====	100% ====